Exhibit 99.2

Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)
for the year ended December 31, 2011

Agnico-Eagle Mines Limited
Management's Discussion and Analysis
Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 28, 2012 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's Annual Audited Consolidated Financial Statements for the year ended December 31, 2011, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The Annual Audited Consolidated Financial Statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$"), unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F for the year ended December 31, 2011, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

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 NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

        Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this report include, but are not limited to, the following: the Company's outlook for 2012 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this MD&A and the Form 20-F as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico-Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A and the Form 20-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico-Eagle.

        The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in "Item 3 Key Information — Risk Factors" in the Form 20-F. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This

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information was developed to assist management with its assessment as to what resources to allocate to the construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

  This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

  This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This MD&A presents certain measures, including "total cash costs per ounce" and "minesite costs per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP; taken by themselves, these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This MD&A also contains information as to estimated future total cash costs per ounce and minesite costs per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

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Executive Summary

        Agnico-Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico-Eagle's LaRonde mine in Quebec is one of Canada's largest operating gold mines by gold reserves and has provided the Company's foundation for domestic and international expansion. Agnico-Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bars and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc, copper and lead.

        Agnico-Eagle is positioned to benefit from a stronger gold price. Throughout its 40-year history, Agnico-Eagle's policy has been not to sell forward its future gold production. In 2011, Agnico-Eagle achieved total cash costs(i) per ounce of gold produced of $580 and an average realized price of gold of $1,573 per ounce, an increase of 26% over 2010's average realized price of $1,250 per ounce.

        Over the past three years, Agnico-Eagle has evolved from operating two gold mines in Canada to being an international gold mining company operating five gold mines at the end of 2011. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico-Eagle operates helps to provide confidence in its current and future prospects and profitability. This is an important quality for Agnico-Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining camp potential.

        As with most newly built mines, however, the Company's new mines have experienced start-up issues. The Company believes it has made good progress to date in bringing certain mines up to planned performance:

  1.
  Kittila mine

    •
    Autoclave processing issues in 2010 that resulted in lower than expected gold recovery rates were resolved and 2011 gold production was up 14% compared with 2010.

  2.
  Pinos Altos mine

    •
    Start-up phase problems with the tailings filtration processing were successfully resolved by the installation of additional filter capacity and 2011 gold production was up 56% compared with 2010.

        In 2011, materially significant issues were encountered at the Company's Goldex and Meadowbank mines.

  1.
  Goldex mine

    •
    Operations were suspended at the Goldex mine on October 19, 2011 due to suspected rock subsidence in the hanging wall above the GEZ orebody. The Company's net investment in the mine was written down to its residual value, all remaining reserves reclassified to resources, and an environmental remediation liability recognized, resulting in a pre-tax loss $302.9 million.

  2.
  Meadowbank mine

    •
    As a result of persistently high operating costs, a revised life of mine plan was developed for the Meadowbank mine as at December 31, 2011, resulting in a shorter mine life, a pre-tax impairment in the carrying value of the operation of $907.7 million, and a reduction in related reserves.

    •
    The Company believes that the new life of mine plan for the Meadowbank mine lowers operating risk.

(i)
For a discussion of the Company's use of the non-GAAP measures, please see "Results of Operations — Production Costs — Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold by Mine" and "Results of Operations — Production Costs — Reconciliation of Production Costs to Minesite Costs per Tonne by Mine".

Key Results and Success Factors

  •
  The Company achieved a record amount of cash provided by operating activities of $663.5 million in 2011, up 37% compared with 2010.

  •
  Gold production at the Pinos Altos and Kittila mines reached record levels in 2011, with production up 56% and 14%, respectively, compared to 2010. The Creston Mascota deposit at Pinos Altos achieved commercial production on March 1, 2011.

  •
  The LaRonde mine extension achieved commercial production on December 1, 2011. Gold grades at the LaRonde mine are expected to increase as the mine progresses deeper.

  •
  Grayd Resource Corporation ("Grayd") was acquired in November 2011, adding the promising La India project and Tarachi exploration property to the Company's portfolio of assets.

  •
  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining camp potential.

  •
  The Company's longstanding policy not to sell forward its future gold production ensures that shareholders participate fully in rising gold prices; in 2011, the Company benefited from an increase of 26% in realized gold prices over 2010 levels.

  •
  The Company maintains a solid financial position and forecasts being fully funded for its currently planned growth. The Company maintains a low number of shares outstanding relative to its peers, putting it in a strong position to continue to build per share value.

  •
  The Company has strong senior management continuity as its chief executive officer has 27 years of service with the Company and was previously named Mining Man of the Year by the Northern Miner Newspaper.

  •
  In February 2012, the Company declared a quarterly dividend of $0.20 per share, its 30th consecutive year paying a cash dividend.

Quebec, Canada

        Throughout 2011, the Company continued executing its strategy of building a multi-mine platform from the foundation of its Quebec, Canada operations. Deepening the LaRonde mine's existing infrastructure below Level 245, referred to as the "LaRonde mine extension", is expected to extend the mine life through 2023. The LaRonde mine extension achieved commercial production as of December 1, 2011. The infrastructure and knowledge base gained from building and operating the LaRonde mine has been leveraged by the Company in building and operating the Goldex and Lapa mines, both of which are within 60 kilometres of the LaRonde mine. The Goldex mine achieved commercial production in August 2008 prior to the suspension of mining on October 19, 2011 and the Lapa mine achieved commercial production in May 2009. The Company's Quebec mines, with a total of 5.4 million ounces of proven and probable gold reserves as of December 31, 2011, have benefited from common infrastructure and mining teams. However, the mines in this region are experiencing general cost escalation due to the high demand for labour and materials in the mining industry.

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine. This decision followed the receipt of an opinion from a second rock mechanics consulting firm that recommended that underground mining operations be halted. As of September 30, 2011, Agnico-Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on surface, were reclassified as mineral resources. An environmental remediation liability has been recorded to reflect anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011. The loss of the Goldex mine had a significant impact on earnings and production levels in 2011, and given the mine's low cost operations (total cash cost of $401 per ounce January through October 2011), increased the Company's average cost per ounce of gold in 2011.

        The Company continues to evaluate production options at the Goldex mine during the ongoing investigation and remediation phase. While speculative at the moment, these projects are considered to be of interest due to the existing infrastructure and availability of a highly skilled workforce.

Finland

        The Kittila mine in northern Finland, which is geologically similar to the Abitibi region of Quebec, was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Using the Company's technical experience gained from its operations in Quebec, the team designed a drilling program at Kittila that led to the conversion of mineral resources to mineral reserves at the beginning of 2006. A positive feasibility study was completed in mid-2006 and the Company decided to build the Kittila mine.

        Construction was completed in 2008 and the mill was commissioned in late 2008. Commercial production was achieved in May 2009. A total of 143,560 ounces of gold were produced in 2011 compared with 126,205 ounces of gold produced in 2010. This increase in gold production was due primarily to improved mill recoveries and throughput, offset partially by lower grades. The Kittila mine experienced periods of low recovery due to autoclave processing issues in 2010, but the Company believes that the start up and ramp up issues experienced that year were resolved successfully in 2011.

        The 2011 exploration program resulted in an additional 0.3 million ounces of mineral reserves for a total 5.2 million ounces of gold reserves at Kittila, with most of the growth at depth in the Roura and Rimpi zones. The Company believes the Kittila mine has potential to grow further. To date, the mineralization at the Rimpi zone appears to be thicker and higher grade than that found at the main Suuri deposit at Kittila. The 2012 drilling focus remains on the Rimpi zone and on demonstrating continuity of the mineralization at different depths and to the north.

        By year end 2012, the Company expects to complete a study on a 25% throughput expansion at Kittila. Considering the expansion of the Kittila orebody at depth and particularly to the north, it is now believed that a smaller initial throughput expansion of 25%, followed by a possible 50% throughput expansion at a later date, would be prudent. The initial expansion could be supported by the current reserves at Kittila and the higher throughput could be realized in 2015.

        This possible larger expansion is in anticipation of continued growth of the Kittila reserves as the deposit is drilled over the next several years (partly as a result of more efficient underground drilling that is expected to begin in 2012), the Company is considering an even larger throughput expansion. This larger expansion could involve the sinking of a shaft and an appropriate increase in milling capacity, and possibly a new separate mill. A prefeasibility study on a possible larger expansion may be initiated if the Company continues to receive positive exploration results in the interim.

Mexico

        In 2006, the Company completed the acquisition of the Pinos Altos property, then an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver resources. In August 2007, a favourable feasibility study led to the decision to build the Pinos Altos mine, with construction completed in 2009 and commercial production achieved in November 2009. A total of 166,158 ounces of gold were produced in 2011 compared with 130,431 ounces in 2010, due primarily to improved mill throughput. The problems experienced in 2010 with the tailings filtration processing were successfully resolved by the installation of additonal filter capacity.

        The Pinos Altos mine has total mineral reserves of 3.1 million ounces of gold and 88.5 million ounces of silver. Several areas of exploration potential, in combination with a targeted exploration program, provide the Company with the potential of increasing mineral reserves at the Pinos Altos mine.

        Annual production and mineral reserves at the Creston Mascota deposit at Pinos Altos are included in the Pinos Altos mine data. During 2011, 38,222 ounces of gold were produced at the Creston Mascota deposit at Pinos Altos compared with 666 ounces in 2010. Commercial production was achieved as at March 1, 2011. The Creston Mascota deposit at Pinos Altos is approximately seven kilometres to the northwest of the main deposit at Pinos Altos. New reserves at the Creston Mascota deposit at Pinos Altos have resulted in a new, larger open pit design and the extension of its mine life by approximately two years, through 2017. Exploration results indicate that the Creston Mascota deposit could extend further to the southwest to include the adjacent Bravo and Carola deposits, increasing the potential of a significantly larger open pit including all three deposits.

        On November 18, 2011, Agnico-Eagle acquired control of Grayd by way of a take-over bid. Subsequent to the year ended December 31, 2011 and on January 23, 2012, the Company acquired the remaining outstanding shares of Grayd it did not already own. Drilling at the La India project in Mexico will continue in 2012 with the goal of converting the current resources to reserves while its potential as a low-cost open pit heap leach mine is evaluated. This acquisition also included the Tarachi exploration property which will be a focus of exploration during 2012.

        The potential for further expansion near the Creston Mascota deposit at Pinos Altos, together with an encouraging outlook for the La India project and the potential for the Tarachi exploration property, reinforce the growing importance of the Mexican operations as a key contributor to Agnico-Eagle's operating and growth profile.

Nunavut, Canada

        In 2007, the Company acquired Cumberland Resources Ltd., owner of the Meadowbank gold project in Nunavut, Canada. This transaction was consistent with the Company's strategy of building value by growing in mining-friendly, low political risk areas. The Company had its first dore bar pour at the Meadowbank mine in February 2010 and commercial production was achieved in March 2010. Total production during 2011 was 270,801 ounces of gold compared with 265,659 ounces of gold produced in 2010. The Meadowbank mine's gold reserves are approximately 2.2 million ounces, down approximately 1.3 million ounces from a year earlier as a result of both mining activities and a reduction in reserves due to persistently higher costs at the mine.

        In March 2011, the kitchen facilities at the employee camp at the Meadowbank mine were extensively damaged as a result of a fire. The fire was contained to the kitchen and there were no injuries. A temporary kitchen was installed and operations were normalized prior to the end of the second quarter of 2011. The Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million, and also recognized an insurance receivable for $11.2 million. The difference of $3.1 million was recognized in the "General and administrative" line item of the consolidated statements of income (loss) and comprehensive income (loss) during the year. The Company's exposure to insurance losses related to this claim is limited to the $3.1 million exposure through its captive insurance company. During the year, $2.4 million of insurance proceeds were received. These insurance settlement proceeds are expected to be used to reconstruct the damaged kitchen facilities.

        For the year-ended December 31, 2011, the Company reviewed the Meadowbank mine operations and updated the related life of mine plan. This review considered the exploration potential of the area, the current mineral reserves and resources, the projected operating costs based on the persistently high operating costs experienced since commencement of commercial operations, metallurgical performance and gold price. With these inputs, the Company updated which of the then-current reserves and resources could be economically mined and be considered as mineable mineral reserves. As a result of these factors, the updated mine plan with a shorter mine life to 2017 was developed and cash flows were calculated, resulting in a pre-tax impairment charge to the Meadowbank mine carrying value of $907.7 million. The Meadowbank mine previously had a property, plant and mine development book value of approximately $1.7 billion. The new mine plan, combined with the extraction of ore in 2011, resulted in a reduction of proven and probable reserves by 1.3 million ounces of gold at December 31, 2011.

        On July 6, 2010, Agnico-Eagle acquired Comaplex Minerals Corp. ("Comaplex") by way of a plan of arrangement. Comaplex's Meliadine project in Nunavut, Canada is currently one of Agnico-Eagle's largest gold deposits and is considered to be a long-term cornerstone asset for the Company. Proven and probable gold reserves were 2.9 million ounces of gold at December 31, 2011, an increase of 0.3 million ounces of gold compared to 2010. The Company believes that as the main deposit at Tiriganiaq continues to develop at depth, more emphasis on underground extraction would be prudent to control dilution, reduce the impact of a harsh environment and optimise the value of this high grade deposit.

Strategy and Results

        Agnico-Eagle focuses on quality, growth and a strong financial position, while maintaining a safe workplace for employees, protecting the environment and retaining full exposure to gold prices.

        Agnico-Eagle believes it creates value for shareholders by growing gold production in regions it believes to have good exploration upside and low political risk. The Company believes it can achieve its objective of maximizing shareholder value while operating in an environmentally friendly manner.

        With roots that go back more than 40 years, the Company has sought to deliver on its vision by following a five-pronged growth strategy that continued to guide the Company throughout 2011:

  1.
  Produce more gold

    •
    Record annual gold production of 204,380 and 143,560 ounces recorded in 2011 at the Pinos Altos and Kittila mines, respectively.

    •
    The Creston Mascota deposit at Pinos Altos and the LaRonde mine extension achieved commercial production in March 1, 2011 and December 1, 2011, respectively.

    •
    Additional opportunities for internal growth continuously being evaluated.

    •
    Total gold production decreased in 2011 compared to 2010 however, due to the suspension of mining operations at the Goldex Mine on October 19, 2011 and less than expected gold production at the Meadowbank mine due to various issues.

  2.
  Grow gold reserves in mining-friendly regions

    •
    Gold reserves decreased year over year from 21.3 million ounces in 2010 to 18.8 million ounces in 2011. Contributing to the decline in gold reserves were gold production during the year, the October 19, 2011 suspension of mining at Goldex and the associated reclassification of its reserves to resources, and higher costs at Meadowbank which resulted in a new mine plan and lower reserves.

  3.
  Acquire small, think big

    •
    During 2011, the Company acquired the La India project and Tarachi exploration property, through its acquisition of Grayd, adhering to the "acquire small, think big" strategy and providing new acquisition-driven exploration potential.

    •
    Strategic investments made in several junior gold exploration companies in order to maintain a continuous pipeline of potential growth opportunities.

  4.
  Be a low-cost leader

    •
    Weighted average total cash costs per ounce of $580 in 2011 compared with $451 in 2010. This increase was due primarily to the impact of persistently higher operating costs at the Meadowbank mine, the suspension of mining at the low cost Goldex mine, and general cost escalation in the industry.

  5.
  Maintain a solid financial position

    •
    In 2011, the Company realized a record amount of cash provided by operating activities of $663.5 million, an increase of 37% from 2010.

    •
    Maturity date on the Company's $1.2 billion bank credit facility extended by two years to June 22, 2016.

    •
    All operating mines generating a positive operating margin and are covering their operating costs.

    •
    2012 capital expenditures program is fully funded.

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  spot price of gold;

  •
  production volumes;

  •
  production costs;

  •
  spot prices of silver, zinc and copper; and

  •
  Canadian dollar/US dollar, Euro/US dollar, and Mexican peso/US dollar exchange rates.

        The exchange rates of the US dollar against the Canadian dollar, Euro and Mexican peso are important financial drivers:

  •
  the majority of operating costs at the LaRonde, Goldex, Lapa and Meadowbank mines are paid in Canadian dollars while revenue is generated in US dollars;

  •
  a portion of operating costs at the Pinos Altos mine are incurred in Mexican pesos; and

  •
  the majority of operating costs at the Kittila mine are incurred in Euros.

        The Company mitigates a portion of the impact of fluctuating exchange rates on its financial results by using currency hedging strategies.

Spot Price of Gold, Silver, Zinc and Copper

        The Company has never sold gold forward, which allows the Company to take full advantage of rising gold prices, as management believes that low-cost production is the best protection against decreasing gold prices. As a result, the Company benefitted from increased gold prices in 2011.

Gold P.M. Fix ($ per ounce)
(Source: Bloomberg)

	2011	2010	% increase
High price	$1,921	$1,421	35%
Low price	$1,308	$1,058	24%
Average price	$1,571	$1,225	28%
Average price realized	$1,573	$1,250	26%

        In 2011, the market price for gold per ounce was on average 28% higher than in 2010. The Company's average realized price per ounce of gold in 2011 was 26% higher than in 2010. The Company was well-positioned to take advantage of the increased average market price by not selling forward its future gold production.

SILVER ($ per ounce) (Source: Bloomberg)	ZINC ($ per tonne) (Source: Bloomberg)	COPPER ($ per tonne) (Source: Bloomberg)

        Net silver, zinc, copper and lead revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold and therefore production and price assumptions for these metals are important factors in both revenue and total cash costs per ounce of gold for the LaRonde mine. The realized sales price for silver increased 52% in 2011 compared with 2010 while zinc and copper realized sales prices decreased over the same period. The future impact of fluctuations in byproduct metal prices will decline as the LaRonde mine's relative proportion of production declines and production at that mine shifts towards the deeper section where the average grade of gold is higher but with less byproduct metals. The remainder of the Company's mines and mine projects either contain no, or immaterial quantities of, byproduct metals with the exception of the Pinos Altos mine, which contains significant byproduct silver.

Foreign Exchange Rates (Ratio to US$)

CANADIAN DOLLAR (Source: Bloomberg)	EURO (Source: Bloomberg)	MEXICAN PESO (Source: Bloomberg)

        In 2011, the Company's operating results and cash flows were influenced by changes in the relevant exchange rates against the US dollar. All of the Company's revenues are earned in US dollars but a substantial portion of its operating costs and capital costs are denominated in Canadian dollars. The Canadian dollar strengthened against the US dollar on average in 2011 compared with 2010, increasing production costs and Canadian dollar-denominated capital expenditures when translated into US dollars for reporting purposes. Similarly, capital and operating costs reported in US dollars were negatively affected at the Kittila and Pinos Altos mines by a stronger average Euro and Mexican peso relative to the US dollar, respectively, in 2011 compared with 2010.

Production Volumes

        Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 985,460 ounces in 2011, down from 987,609 ounces in 2010. This decline in production volumes was due primarily to the suspension of operations at the Goldex mine on October 19, 2011 and lower than expected ore grades milled at the LaRonde and Meadowbank mines in 2011 compared with 2010. This decline was offset partially by the achievement of commercial production at the Creston Mascota deposit at Pinos Altos as of March 1, 2011, contributing a net payable gold production increase of 37,556 ounces in 2011 compared with the prior year.

Production Costs

        Total cash costs per ounce of gold were $580 in 2011 compared to $451 in 2010, due primarily to higher than expected operating costs at the Meadowbank mine, the loss of the low cost Goldex mine production and continued inflationary pressures affecting the mining industry in general. At the LaRonde mine, minesite costs per tonne increased by C$9 to C$84 in 2011 compared with 2010 due to lower throughput, mine sequencing, dilution, and general cost increases. Minesite costs per tonne at the Goldex and Lapa mines decreased by C$1 to C$21 and by C$4 to C$110, respectively, in 2011 compared with 2010. Design efficiencies were achieved at the Lapa mine as the Company gained experience with the orebody. At the Kittila mine, minesite costs per tonne increased by €9 to €75, mainly due to the October 1, 2010 commencement of commercial production in the underground portion of the mine where minesite costs per tonne are generally greater compared to open pit mining. Minesite costs per tonne at the Pinos Altos mine decreased by $8 to $27 in 2011 compared with 2010 due to a greater proportion of lower cost heap leach tonnes processed, including the new operation at the Creston Mascota deposit at Pinos Altos. Finally, minesite costs per tonne decreased by C$4 to C$91 at the Meadowbank mine in 2011 compared with 2010. Although throughput improved at the Meadowbank mine in 2011, minesite costs per tonne did not decrease significantly as expected. Higher costs were realized in nearly all aspects of operating the mine in 2011, specifically, higher transportation, logistics, labour and maintenance costs.

Results of Operations

Revenues from Mining Operations

        In 2011, revenue from mining operations increased 28% to $1,822 million from $1,423 million in 2010. The increase in revenue was mainly attributable to higher sales prices realized on gold and silver in 2011 compared with 2010.

        In 2011, sales of precious metals (gold and silver) accounted for 95% of revenues, up from 93% in 2010 and 87% in 2009. The increase in the percentage of revenues from precious metals when compared to 2010 is due to an increase in gold and silver prices, offset partially by decreases in both zinc and copper sales volumes and average realized prices. Revenue from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2011	2010	2009
	(thousands)
Revenues from mining operations:
Gold	$1,563,760	$1,216,249	$474,875
Silver	171,725	104,544	59,155
Zinc	70,522	77,544	57,034
Copper	14,451	22,219	22,571
Lead	1,341	1,965	127

	$1,821,799	$1,422,521	$613,762

Production volumes:
Gold (ounces)	985,460	987,609	492,972
Silver (000s ounces)	5,080	4,812	4,035
Zinc (tonnes)	54,894	62,544	56,186
Copper (tonnes)	3,216	4,224	6,671
Sales volumes:
Gold (ounces)	996,090	973,057	463,660
Silver (000s ounces)	5,089	4,722	3,871
Zinc (tonnes)	54,499	59,566	58,391
Copper (tonnes)	3,194	4,223	6,689

        Revenue from gold sales increased by $347.5 million, or 29%, in 2011. Gold production decreased to 985,460 ounces in 2011 from 987,609 ounces in 2010. The decrease in gold production levels between 2010 and 2011 was due primarily to the suspension of production at the Goldex mine on October 19, 2011 and to lower grades and throughput at the LaRonde mine, offset partially by the achievement of commercial production at the Creston Mascota deposit at Pinos Altos on March 1, 2011. Average realized gold price increased 26% in 2011 to $1,573 per ounce from $1,250 per ounce in 2010.

        Silver revenue increased by $67.2 million, or 64%, in 2011 when compared to 2010 due to an increase in the realized sales price and increased production. Revenue from zinc sales decreased by $7.0 million, or 9%, in 2011 when compared to 2010. The decrease in zinc revenue was due to decreases in realized zinc sales prices and production. Revenue from copper sales decreased by $7.8 million, or 35%, in 2011 when compared to the previous year due to decreases in realized zinc sales prices and production.

Interest and Sundry Income (Expense)

        Interest and sundry income (expense) consists mainly of acquisition costs of $(3.8) million related to the acquisition of Grayd during 2011 and a net loss recorded on asset disposals, partially offset by interest earned on cash balances. Interest and sundry expense was $(5.2) million in 2011 compared with interest and sundry income of $10.3 million in 2010.

Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. As part of the Company's procedures to assess whether the value of its available-for-sale securities portfolio is reasonable for accounting purposes, it was determined (in accordance with the requirements of Accounting Standards Codification ("ASC") 320 Investments — Debt and Equity Securities) that a non-cash write-down of $8.6 million was required in 2011. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in ASC 320. In 2010 and 2009, this determination resulted in no write-downs relating to the Company's various investments.

        In 2011, the sale of various available-for-sale securities resulted in a gain before taxes of $4.9 million compared with $19.5 million in 2010. During 2010, there was a net gain on the acquisition of Comaplex of $57.5 million. The gain was driven by the mark-to-market gain on the shares of Comaplex purchased prior to the announcement of the acquisition that were accumulated within other comprehensive income and were reversed through the Consolidated Statements of Income upon acquisition of control, partially offset by the costs of the acquisition.

Production Costs

        In 2011, total production costs were $876.1 million compared to $677.5 million in 2010. This increase is mainly due to a full year of production and persistently high costs at the Meadowbank mine in 2011 which achieved commercial production on March 1, 2010, and the achievement of commercial production at the Creston Mascota deposit at Pinos Altos on March 1, 2011. The increase in production costs from these factors was partially offset by the suspension of operations at the Goldex mine on October 19, 2011. The table below sets out the components of production costs:

Production Costs	2011	2010	2009
	(thousands)
LaRonde	$209,947	$189,146	$164,221
Goldex	56,939	61,561	54,342
Kittila	110,477	87,740	42,464
Lapa	68,599	66,199	33,472
Pinos Altos	145,614	90,293	11,819
Meadowbank	284,502	182,533	—

Production costs per Consolidated Statement of Income	$876,078	$677,472	$306,318

        Production costs at the LaRonde mine during 2011 were $209.9 million, an increase of approximately 11% as compared to 2010. During 2011, LaRonde processed an average of 6,592 tonnes of ore per day, compared to 7,102 tonnes of ore per day during 2010. Minesite costs per tonne were C$79 in the fourth quarter of 2011, compared with C$79 in the fourth quarter of 2010. For the full year 2011, minesite costs per tonne were C$84 compared with C$75 per tonne in 2010. The increase in minesite costs per tonne during 2011 is attributable to lower throughput due to issues with sequencing and dilution, and the achievement of commercial production at the LaRonde mine extension on December 1, 2011, meaning that many costs began to be expensed.

        Production costs at the Goldex mine were $56.9 million compared with $61.6 million in 2010. The decrease is due to the suspension of Goldex mine operations on October 19, 2011. Minesite costs per tonne were C$21 in the fourth quarter of 2011 when the remaining surface stockpile was milled compared to C$21 in the fourth quarter of 2010. For the full year, minesite costs per tonne were C$21 compared with C$22 per tonne in 2010.

        Production costs at the Kittila mine during 2011 were $110.5 million compared with $87.7 million in 2010. The increase is mainly due to a full year of commercial production in the underground mine where costs are higher as compared to the open pit and to unbudgeted tonnes being mined during the remediation of a slip in the Suuri pit east wall. The mine also experienced higher costs for energy and chemical reagents in 2011 as compared to 2010. During 2011, Kittila processed an average of 2,824 tonnes of ore per day, above the 2010 average production of 2,631 tonnes of ore per day. The processing design capacity of the Kittila mill is approximately 3,000 tonnes per day. The underachievement in actual processing versus capacity was mainly due to several unplanned shutdowns during 2011. Minesite costs per tonne were €80 in the fourth quarter of 2011 compared to €79 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were €75, compared with €66 per tonne in 2010.

        Production costs at the Lapa mine during 2011 were $68.6 million compared with $66.2 million in 2010. During 2011, Lapa processed an average of 1,701 tonnes of ore per day, above the 2010 average production of 1,512 tonnes of ore per day due to the realization of design efficiencies. The processing design capacity of the Lapa mill is approximately 1,500 tonnes per day. Minesite costs per tonne were C$117 in the fourth quarter of 2011 compared to C$115 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were C$110, compared with C$114 per tonne in 2010. With total production costs essentially unchanged and a decrease in minesite costs per tonne between 2010 and 2011, the overall improved operating performance is attributable to realized efficiencies as the Company gained experience with the orebody.

        Production costs at the Pinos Altos mine during 2011 were $145.6 million compared with $90.3 million in 2010. The increase is mainly due to the achievement of commercial production at the Creston Mascota deposit at Pinos Altos on March 1, 2011. During 2011, Pinos Altos processed an average of 12,355 tonnes of ore per day, significantly higher than the 2010 average production of 3,638 tonnes of ore per day due primarily to the addition of the Creston Mascota deposit at Pinos Altos. Minesite costs per tonne were $24 in the fourth quarter of 2011, compared to $35 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were $27 compared with $35 per tonne in 2010. The decrease in minesite costs per tonne between 2010 and 2011 is mainly attributable to a greater proportion of lower cost heap leach tonnes processed from the Creston Mascota deposit at Pinos Altos.

        Production costs at the Meadowbank mine during 2011 were $284.5 million compared with $182.5 million in 2010. The increase is due primarily to a full year of production in 2011 versus 10 months of production in 2010 as the Meadowbank mine achieved commercial production on March 1, 2010 and to higher costs realized in nearly all aspects of operating the mine in 2011. During 2011, the Meadowbank mine processed an average of 8,158 tonnes of ore per day, above the 2010 average production of 6,653 tonnes of ore per day due primarily to the June 2011 addition of the permanent secondary crusher, but below design capacity of 8,500 tonnes per day. Minesite costs per tonne were $98 in the fourth quarter of 2011, compared to $91 in the fourth quarter of 2010. For the full year, the minesite costs per tonne were $91 compared with $95 per tonne in 2010. The decrease in minesite costs per tonne between 2010 and 2011 is mainly attributable to increased throughput.

 Total Production Costs by Category

        In 2011, total cash costs per ounce of gold increased to $580 from $451 in 2010 and $346 in 2009, representing a weighted average over all the Company's producing mines. In 2011, the LaRonde mine total cash costs per ounce were $77, the Goldex mine total cash costs per ounce were $401, the Kittila mine total cash costs per ounce were $739, the Lapa mine total cash costs per ounce were $650, the Pinos Altos mine total cash costs per ounce were $299 and the Meadowbank mine total cash costs per ounce were $1,000. Total cash costs per ounce are comprised of minesite costs incurred during the period and, for the LaRonde and Pinos Altos mines, reduced by their related net byproduct revenue. Total cash costs per ounce are affected by various factors such as the quantity of gold produced, operating costs, exchange rates and, at the LaRonde and Pinos Altos mines, the quantity of byproduct metals produced and byproduct metal prices. The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry.

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year-over-year comparisons. This measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for inventory adjustments, certain stripping costs that can be attributed to future production and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metals prices, exchange rates and other adjusting items, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-US GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Total Production Costs by Mine

	2011	2010	2009
	(thousands, except as noted)
Total production costs per Consolidated Statements of Income and Comprehensive Income	$876,078	$677,472	$306,318
Attributable to LaRonde	209,947	189,146	164,221
Attributable to Goldex	56,939	61,561	54,342
Attributable to Lapa	68,599	66,199	33,472
Attributable to Kittila	110,477	87,740	42,464
Attributable to Pinos Altos	145,614	90,293	11,819
Attributable to Meadowbank	284,502	182,533	—

Total	$876,078	$677,472	$306,318

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold by Mine

LaRonde Total Cash Costs per Ounce	2011	2010	2009
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$209,947	$189,146	$164,221
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(194,000)	(192,155)	(138,262)
Inventory and other adjustments(i)	(2,309)	3,287	(3,809)
Non-cash reclamation provision	(4,062)	(1,344)	(1,198)

Cash operating costs	$9,576	$(1,066)	$20,952
Gold production (ounces)	124,173	162,806	203,494

Total cash costs (per ounce)(ii)	$77	$(7)	$103

Goldex Total Cash Costs per Ounce	2011	2010	2009
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$56,939	$61,561	$54,342
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	395	727	—
Inventory and other adjustments(i)	(2,778)	(253)	383
Non-cash reclamation provision	(173)	(216)	(196)

Cash operating costs	$54,383	$61,819	$54,529
Gold production (ounces)	135,478	184,386	148,849

Total cash costs (per ounce)(ii)	$401	$335	$366

Lapa Total Cash Costs per Ounce	2011	2010	2009
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$68,599	$66,199	$33,472
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	663	644	—
Inventory and other adjustments(i)	631	(4,683)	6,072
Non-cash reclamation provision	(348)	(57)	(25)

Cash operating costs	$69,545	$62,103	$39,519
Gold production (ounces)	107,068	117,456	52,602

Total cash costs (per ounce)(ii)	$650	$529	$751

Kittila Total Cash Costs per Ounce	2011	2010	2009
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$110,477	$87,740	$42,464
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	152	252	—
Inventory and other adjustments(i)	(1,267)	(4,774)	1,565
Non-cash reclamation provision	(206)	(334)	(254)
Stripping costs (capitalized vs expensed)(iii)	(3,018)	—	—

Cash operating costs	$106,138	$82,884	$43,775
Gold production (ounces)	143,560	126,205	65,547

Total cash costs (per ounce)(ii)	$739	$657	$668

Pinos Altos Total Cash Costs per Ounce	2011	2010	2009
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$145,614	$90,293	$11,819
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(60,653)	(25,052)	(625)
Inventory adjustments(i)	1,871	2,925	(5,356)
Non-cash reclamation provision	(1,372)	(858)	(100)
Stripping costs (capitalized vs expensed)(iii)	(24,260)	(11,857)	(253)

Cash operating costs	$61,200	$55,451	$5,485
Gold production (ounces)	204,380	130,431	9,634

Total cash costs (per ounce)(ii)	$299	$425	$570

Meadowbank Total Cash Costs per Ounce	2011	2010	2009
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$284,502	$182,533	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(546)	(584)	—
Inventory adjustments(i)	(1,670)	6,911	—
Non-cash reclamation provision	(1,679)	(1,315)	—
Stripping costs (capitalized vs expensed)(iii)	(9,746)	(4,321)	—

Cash operating costs	$270,861	$183,224	$—
Gold production (ounces)	270,801	264,576	—

Total cash costs (per ounce)(ii)	$1,000	$693	$—

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

LaRonde Minesite Costs per Tonne	2011	2010	2009
	(thousands, except as noted)
Production costs	$209,947	$189,146	$164,221
Adjustments:
Inventory and other adjustments(iv)	(22)	3,287	234
Non-cash reclamation provision	(4,062)	(1,344)	(1,198)

Minesite operating costs (US$)	$205,863	$191,089	$163,257
Minesite operating costs (C$)	$202,957	$194,993	$184,233
Tonnes of ore milled (000s tonnes)	2,406	2,592	2,546

Minesite costs per tonne (C$)(v)	$84	$75	$72

Goldex Minesite Costs per Tonne	2011	2010	2009
Production costs	$56,939	$61,561	$54,342
Adjustments:
Inventory and other adjustments(iv)	(2,407)	(253)	383
Non-cash reclamation provision	(173)	(216)	(196)

Minesite operating costs (US$)	$54,359	$61,092	$54,529
Minesite operating costs (C$)	$53,208	$62,545	$60,986
Tonnes of ore milled (000s tonnes)	2,477	2,782	2,615

Minesite costs per tonne (C$)(v)	$21	$22	$23

Lapa Minesite Costs per Tonne	2011	2010	2009
Production costs	$68,599	$66,199	$33,472
Adjustments:
Inventory and other adjustments(iv)	1,071	(4,683)	6,072
Non-cash reclamation provision	(348)	(57)	(26)

Minesite operating costs (US$)	$69,322	$61,459	$39,518
Minesite operating costs (C$)	$68,403	$62,771	$42,055
Tonnes of ore milled (000s tonnes)	621	552	299

Minesite costs per tonne (C$)(v)	$110	$114	$140

Kittila Minesite Costs per Tonne	2011	2010	2009
Production costs	$110,477	$87,740	$42,464
Adjustments:
Inventory and other adjustments(iv)	(1,324)	(4,774)	1,565
Non-cash reclamation provision	(206)	(334)	(254)
Stripping costs (capitalized vs expensed)(iii)	(3,018)	—	—

Minesite operating costs (US$)	$105,929	$82,632	$43,775
Minesite operating costs (€)	€76,817	€63,464	€30,568
Tonnes of ore milled (000s tonnes)	1,031	960	563

Minesite costs per tonne (€)(v)	€75	€66	€54

Pinos Altos Minesite Costs per Tonne	2011	2010	2009
Production costs	$145,614	$90,293	$11,819
Adjustments:
Inventory and other adjustments(iv)	(169)	2,925	(5,356)
Non-cash reclamation provision	(1,372)	(858)	(100)
Stripping costs (capitalized vs expensed)(iii)	(24,260)	(11,857)	(253)

Minesite operating costs (US$)	$119,813	$80,503	$6,110
Tonnes of ore milled (000s tonnes)	4,509	2,318	227

Minesite costs per tonne (US$)(v)	$27	$35	$27

Meadowbank Minesite Costs per Tonne	2011	2010	2009
Production costs	$284,502	$182,533	$—
Adjustments:
Inventory and other adjustments(iv)	253	6,911	—
Non-cash reclamation provision	(1,679)	(1,315)	—
Stripping costs (capitalized vs expensed)(iii)	(9,746)	(4,321)	—

Minesite operating costs (US$)	$273,330	$183,808	$—
Minesite operating costs (C$)	$272,157	$190,980	$—
Tonnes of ore milled (000s tonnes)	2,978	2,001	—

Minesite costs per tonne (C$)(v)	$91	$95	$—

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
The Company has decided to report total cash costs per ounce and minesite costs per tonne using the more common industry practice of deferring certain stripping costs that can be attributed to future production. The methodology is in line with the Gold Institute Production Cost Standard. The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company's peers within the mining industry.

(iv)
This inventory adjustment reflects production costs associated with unsold concentrates.

(v)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory, asset retirement provisions and deferred stripping costs, and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate due to its operating mines located in Canada. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the past several years. During the period from January 1, 2005 to December 31, 2011, the noon buying rate, as reported by the Bank of Canada has fluctuated between C$0.92 per US$1.00 and C$1.30 per US$1.00. In addition, a significant portion of the Company's expenditures at the Kittila mine and the Pinos Altos mine are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

        Proven and probable gold reserves decreased to 18.8 million ounces in 2011 from 21.3 million ounces in 2010. The decrease is attributed to 2011 gold production, the October 19, 2011 suspension of mining operations at the Goldex mine and the associated reclassification of its reserves to resources and the new mine plan at the Meadowbank mine that resulted in lower reserves.

        Set out below is a summary of the significant exploration and corporate development activities undertaken in 2011:

  •
  Canadian regional exploration expenditures were $29.9 million in 2011, an increase of $1.6 million compared with 2010.

  •
  Approximately $8.3 million of regional exploration expenses were incurred on the Pinos Altos mine in Mexico. The most concentrated drill programs in 2011 focused on the potential at satellite deposits including Cubiro, Sinter and San Eligio.

  •
  The Company incurred exploration expenditures of $7.5 million during 2011 in Nevada and Wyoming, an increase of $0.5 million compared with 2010. Exploration activities during 2011 were concentrated on the West Pequop property located in the northeastern region of Nevada and on the Rattlesnake Hills property located in the southwestern region of Wyoming.

  •
  During 2011, regional exploration expenditures in Finland amounted to $6.3 million, an increase of $1.8 million compared with 2010. The Company continued its exploration program at the Suurikuusikko structures around the Kittila mine.

  •
  During 2011, mining operations at the Goldex mine were suspended as a result of rock subsidence above the northeastern limit of the deposit. Investigation expenditures of $19.7 million were incurred which included rock mechanic and mining studies, drilling and development exploration of the deeper D zone and care and maintenance of general infrastructure.

  •
  The Company's corporate development team was active in 2011 in evaluating new properties and possible acquisition opportunities. During 2011, the team's accomplishments included the Grayd acquisition.

        The table below sets out exploration expense by region and total corporate development expense:

	2011	2010	2009
	(thousands)
Canada	$29,885	$28,346	$11,194
Latin America	8,263	8,268	9,212
United States	7,520	7,042	7,176
Europe	6,332	4,569	5,325
Goldex mine	19,656	—	—
Corporate development expense	4,065	6,733	3,372

	$75,721	$54,958	$36,279

General and Administrative Expenses

        General and administrative expenses increased to $107.9 million in 2011 from $94.3 million in 2010, attributable primarily to increases in salaries, benefits, insurance, and office and information technology costs. There was an increase in stock option expense due to an increase in the number of stock options granted and an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expenses, stock-based compensation was $42.2 million and $38.1 million in 2011 and 2010, respectively.

Provincial Capital Taxes

        These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Ontario capital tax was eliminated on July 1, 2010, while Quebec capital tax was eliminated at the end of 2010. There was however, a government audit assessment related to prior years concluded in 2011 that resulted in a $9.2 million expense. In 2010, the Company had a recovery of $6.1 million due to non-recurring items relating to prior years. The provincial capital tax expense is expected to be nil going forward.

Amortization Expense

        The consolidated amortization expense for the year increased to $261.8 million in 2011, compared to $192.5 million in 2010, largely as a result of a full year of production at the Meadowbank mine and the underground operations at the Kittila and Pinos Altos mines in 2011. Additionally, commercial production commenced at the Creston Mascota deposit at Pinos Altos and the LaRonde mine extension in 2011. Amortization expense commences once a mine achieves commercial production.

Interest Expense

        In 2011, interest expense increased to $55.0 million from $49.5 million in 2010 and $8.4 million in 2009. The table below shows the components of interest expense:

	2011	2010	2009
	(thousands)
Stand-by fees on credit facilities	$7,345	$8,159	$2,730
Amortization of credit facilities, financing and note issuance costs	4,810	3,507	2,392
Government interest, penalties and other	3,078	2,165	3,326
Interest on credit facilities	1,764	10,795	15,470
Interest on notes	39,067	29,423	—
Interest capitalized to construction in progress	(1,025)	(4,556)	(15,470)

	$55,039	$49,493	$8,448

Foreign Currency Translation Gain (Loss)

        The foreign currency translation gain was $1.1 million in 2011 compared with a loss of $19.5 million in 2010 as the US dollar strengthened against the Canadian dollar, Euro and the Mexican peso during 2011. The gain in 2011 is due primarily to the impact of translation on liabilities denominated in Euros, Canadian dollars and Mexican pesos, offset partially by the impact of translation on cash balances denominated in Canadian dollars.

Income and Mining Taxes

        In 2011, the Company had an effective tax rate of 26.9% compared with 23.7% in 2010 and 19.9% in 2009. The tax provision for 2011 was a recovery due to the write-downs of the Goldex and Meadowbank mines. The effective tax rate of 26.9% was lower than the statutory tax rate of 27.8% due to permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada, and various other minor adjustments.

Supplies Inventory

        The supplies inventory balance as of December 31, 2011 increased to $182.4 million, compared to the December 31, 2010 balance of $149.6 million. This increase is mainly attributable to the build-up of supplies inventory at the Meadowbank mine to facilitate operations, including the June 2011 startup of the permanent secondary crusher, and increased maintenance requirements. In addition, supplies inventory at the Pinos Altos mine increased to support underground mining operations and operations at the Creston Mascota deposit at Pinos Altos, which achieved commercial production on March 1, 2011.

Liquidity and Capital Resources

        At the end of 2011, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $221.5 million, compared to $104.6 million at the end of 2010. This increase, which resulted from financing and operating activities, was partially offset by investing activities. Cash provided by financing activities of $182.5 million in 2011 compared with cash used in financing activities of $21.9 million in 2010 due primarily to a change from net repayments of long-term debt in 2010 to net proceeds from long-term debt of $270.0 million in 2011. Cash flow provided by operating activities increased significantly to $663.5 million in 2011 from $483.5 million in 2010 mainly due to an increase in gold prices realized. The increase in cash flow provided by operating activities was offset to some degree by the suspension of production at the Goldex mine on October 19, 2011 and by lower grades and throughput realized at the LaRonde mine as it transitions into the LaRonde mine extension. In 2011, cash used in investing activities increased to $760.5 million from $523.3 million in 2010, due primarily to the November 2011 acquisition of Grayd, an increase in available-for-sale securities investments, and an increase in restricted cash relating to the environmental remediation of the Goldex mine.

        In 2011, the Company invested $482.8 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2011 included $116.9 million on construction at the Meadowbank mine, $73.9 million on construction at the Meliadine project, $49.5 million on construction at the LaRonde mine extension, and $220.8 million for sustaining capital expenditures at the Kittila, Goldex, LaRonde, Pinos Altos and Lapa mines. Capital expenditures to complete the Company's growth initiatives are expected to be funded by cash provided by operating activities and cash on hand. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

        During 2011, the Company received net proceeds on available-for-sale securities equal to $9.4 million compared to $36.6 million during 2010. Also during 2011, the Company purchased available-for-sale securities amounting to $91.1 million compared to $42.5 million in 2010. On July 27, 2011, the Company made a strategic investment in Rubicon Metals Corporation in a non-brokered private placement for cash consideration of approximately $73.8 million.

        Subsequent to year end on February 16, 2012, the Company declared a dividend, its 30th consecutive year paying a cash dividend. During 2011, the Company paid dividends of $98.4 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's board of directors (the "Board") and will be subject to factors such as income, financial condition and capital requirements. Also in 2011, the Company issued common shares for gross proceeds of $26.5 million. This was mainly due to stock option exercises and issuances under the Company's employee share purchase plan.

        In 2010, the Company increased amounts available from the syndicate of banks that comprised its lenders from an aggregate of $900 million to $1.2 billion in a transaction under which the Company also terminated one of its bank credit facilities. In 2011, the maturity date of the remaining credit facility was extended two years from June 22, 2014 to June 22, 2016 (see note 5 to the Company's audited consolidated financial statements).

        As at December 31, 2011, the Company had drawn $320.0 million from its bank credit facility. In addition, the amounts available under the credit facility are reduced by letters of credit drawn under the facility. Letters of credit outstanding under the credit facility at December 31, 2011 totaled $30.6 million. Accordingly, the amount available for future drawdowns as at December 31, 2011, was approximately $849.4 million. The credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met as of December 31, 2011.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at December 31, 2011, outstanding letters of credit drawn under the EDC Facility totaled C$79.6 million.

        On April 7, 2010, the Company closed a note offering with institutional investors in the United States and Canada of a private placement of $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). At issuance, the Notes had a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes were used to repay amounts under the Company's then outstanding credit facilities.

        Agnico-Eagle's contractual obligations as at December 31, 2011 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	$2.2	$—	$2.2	$—	$—
Reclamation obligations(i)	336.2	26.1	16.5	2.9	290.7
Purchase commitments	62.3	11.5	15.0	9.4	26.4
Pension obligations(ii)	4.5	0.4	1.0	0.9	2.2
Capital and operating leases	49.2	14.4	26.1	4.9	3.8
Long-term debt repayment obligations(iii)	920.1	—	0.1	320.0	600.0

Total(iv)	$1,374.5	$52.4	$60.9	$338.1	$923.1

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 — Asset Retirement Obligations and on an undiscounted basis in accordance with ASC 410-30 — Environmental Obligations. See Note 6(a) to the audited consolidated financial statements.

(ii)
The Company has retirement compensation arrangement plans (the "RCA Plans") with certain executives. The RCA Plans provide pension benefits to each of these executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company, less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(iii)
For the purposes of the Company's obligations to repay amounts outstanding under its credit facility, the Company has assumed that the indebtedness will be repaid at the current expiry date of the credit facility.

(iv)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

Off-Balance Sheet Arrangements

        The Company has the following off-balance sheet arrangements: operating leases (see Note 13(b) to the audited consolidated financial statements) and $119.0 million of outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes (see Note 12 to the audited consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the penalties or obligations would be insignificant based on the Company's liquidity position, as outlined in the table below.

2012 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2012 mandatory expenditure commitments (including the future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2012:

Amount (millions)
2012 Mandatory Commitments:
Contractual obligations (from table above)	$52
Dividend payable (declared in February 2012)	34
Goldex government grant	1

Total 2012 mandatory expenditure commitments	$113

2012 Discretionary Commitments:
Budgeted capital expenditures	$382
Dividend payable	103

Total 2012 discretionary expenditure commitments	485

Total 2012 mandatory and discretionary expenditure commitments	$572

2012 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2011)	$186
Estimated 2012 operating cash flow	490
Working capital (at December 31, 2011) (excluding cash, cash equivalents and short-term investments)	381
Available under the Credit Facilities	849

Total 2012 Capital Resources	$1,906

        While the Company believes its capital resources will be sufficient to satisfy all 2012 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends, should extremely negative financial circumstances arise in the future.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Note to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine Extension

        In 2012, payable gold production at the LaRonde mine is expected to be approximately 150,000 - 165,000 ounces of gold. The commencement of production at the LaRonde mine extension, which achieved commercial production on December 1, 2011, is expected to provide higher grade ore. Over the 2012 to 2014 period, annual average gold production is expected to be approximately 219,167 ounces.

        Total cash costs per ounce at the LaRonde mine are expected to be approximately $570 in 2012, reflecting expectations of lower grades and metal prices for the mine's byproducts going forward. However, depending on prevailing byproduct prices over the next several years, the potential exists to extend the life of the upper mine by mining lower grade (predominantly zinc) ore that becomes economic. The effect of this would likely be lower total cash costs per ounce due to the byproduct metal revenue.

Kittila Mine

        In 2012, the Kittila mine is expected to produce approximately 150,000 - 160,000 ounces of gold, while from 2012 through 2014, it is expected to produce an average of 160,000 ounces per year. Total cash costs per ounce in 2012 are expected to be approximately $650 per ounce due to improvements in the overall cost structure.

        Reflecting the continued growth of the Kittila mine's orebody, it is expected that a study on a 25% throughput expansion at the Kittila mine will be completed by the end of 2012. It is believed that a smaller initial expansion supported by current reserves followed by the possibility of a larger expansion at a later date would be prudent.

Lapa Mine

        Gold production during 2012 is expected to be approximately 95,000 - 105,000 ounces at estimated total cash costs per ounce of approximately $750. Over the period of 2012 to 2014, annual average gold production of approximately 101,667 ounces is expected. The current forecast reflects lower grades to the mill than previously expected.

Pinos Altos Mine

        Total gold production in 2012 is expected to be approximately 200,000 - 210,000 ounces at estimated total cash costs per ounce of approximately $415. Over the period of 2012 to 2014, the mine (including production from the Creston Mascota deposit at Pinos Altos) is expected to produce an average of 201,667 ounces of gold per year. Construction on the satellite Creston Mascota deposit at Pinos Altos was completed with the first gold production occurring during the fourth quarter of 2010. Commercial production at this heap leach operation was achieved in March 2011.

        New reserves at the Creston Mascota deposit at Pinos Altos have resulted in a new, larger open pit design. Exploration results indicate that the Creston Mascota deposit at Pinos Altos may extend further to the southwest to include the adjacent Bravo/Carola deposits, increasing the potential for a significantly larger open pit that would include all three deposits. The Sinter deposit, located approximately two kilometers north of the main Santo Nino zone at the Pinos Altos mine, is being examined as a possible source of open pit ore for the mill at the Pinos Altos mine, potentially extending its mine life.

Meadowbank Mine

        Gold production in 2012 is expected to be approximately 280,000 - 310,000 ounces at estimated total cash costs per ounce of approximately $1,040. The mine is expected to produce an average of 303,333 ounces of gold per year from 2012 to 2014.

        The Meadowbank mine has experienced a number of issues during its start-up over the past two years and while the mill throughput is now exceeding the original design rate, the grades to the mill continued to be lower than expected through the end of 2011. The ore body geometry is more complex than originally thought making selective mining difficult and more costly, resulting in persistently high operating costs. These facts, as previously discussed, has resulted in a new mine plan that forecasts lower gold production over a shorter mine life. The mine life now extends to 2017 rather than 2020.

Meliadine Project

        In July 2010, the Company acquired Comaplex, which owned the Meliadine project located in Nunavut, Canada, 290 kilometres southeast of the Company's existing Meadowbank mine. The Company expects to achieve efficiencies by leveraging experience gained from the development of the Meadowbank mine, if it determines to build a mine at the Meliadine project.

        The 2011 drilling program at the Meliadine project was primarily focused on the Tiriganiaq and Wesmeg zones. With a focus on reserve conversion drilling continuing in 2012 and the completion of a feasibility study expected in late 2013, a determination by the Company to commence mining operations may be made at the Meliadine project. If a decision to build a mine at Meliadine is made, first production is not anticipated prior to 2017 with capital expenditures expected to be distributed over the 2012 to 2016 period.

La India Project and Tarachi Exploration Property

        The La India project in Sonora State, Mexico, acquired in November 2011 as part of the Grayd acquisition, is currently undergoing drilling with the goal of converting current resources into reserves. Additionally, the Company is advancing the engineering study and permitting process. The Company anticipates that any mining operations at La India would be a low cost open pit, heap leach mine. First production at a mine, if built, is not expected prior to 2015.

        The Tarachi exploration property is located approximately ten kilometers to the northwest of the La India project in Sonora State, Mexico. Initial drilling and sampling suggest that the mineralized structure extends over several kilometers. This property is expected to be a focus of exploration drilling in 2012.

Growth Summary

        With the achievement of commercial production of the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in March 2010, and the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, the Company continues its transformation from a one mine operation to a five mine company resulting in record cash provided by operating activities in 2011. As the Company begins the next growth phase from its expanded production platform, it expects to continue to deliver on its vision and strategy. Based on exploration results to date and planned exploration programs in 2012, the Company is targeting reserves to grow to approximately 20.0 million ounces of gold in 2012 compared with 18.8 million ounces in 2011. Further internal growth opportunities are expected to add to production in the future. In summary, the Company anticipates that the main contributors to the targeted increase in gold production, gold reserves and increases to gold resources could include:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Increased production from the higher grade orebody in the LaRonde mine extension

  •
  The 2011 acquisition of the La India project and Tarachi exploration property in Mexico

  •
  A positive conclusion on the 25% throughput expansion at the Kittila mine, reflecting continued growth of orebody

  •
  Potential extension of the Creston Mascota deposit at Pinos Altos to include the adjacent Bravo/Carola deposits

  •
  The Sinter deposit as a possible source of open pit ore for the mill at the Pinos Altos mine

Financial Outlook

Mining Revenue and Production Costs

        In 2012, the Company expects to continue to generate strong cash flow as production volumes are expected to be between 875,000 and 950,000 ounces, down from 985,460 ounce in 2011 due primarily to the suspension of production at the Goldex mine on October 19, 2011. Metal prices will have a large impact on financial results and, although the Company cannot predict the prices that will be realized in 2012, gold prices in early 2012 (to March 12, 2012) have remained strong. On March 12, 2012, the gold spot price closed at $1,701 per ounce.

        The table below sets out actual production for 2011 and estimated production in 2012.

	2012 Estimate	2011 Actual
Gold (ounces)	875,000 - 950,000	985,460
Silver (000s ounces)	4,508	5,080
Zinc (tonnes)	33,044	54,894
Copper (tonnes)	5,650	3,216

        For 2012, the Company is expecting total cash costs per ounce at the LaRonde mine to be $570 compared to $77 in 2011. In calculating estimates of total cash costs per ounce, net silver, zinc and copper revenue is treated as a reduction of production costs, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde mine, due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde mine. In addition, the Pinos Altos mine contains significant byproduct silver.

        In 2012, total cash costs per ounce at the Kittila, Lapa, Pinos Altos and Meadowbank mines are expected to be $650, $750, $415 and $1,040, respectively. As production costs at the LaRonde, Lapa and Meadowbank mines are denominated mostly in Canadian dollars, production costs at the Kittila mine are denominated mostly in Euros and production costs at the Pinos Altos mine are denominated mostly in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates.

        The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2012 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1 to March 12, 2012.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$30.00	$32.74
Zinc (per tonne)	$1,800	$2,028
Copper (per tonne)	$7,000	$8,283
C$/US$ exchange rate	$1.0000	$0.9967
Euro/US$ exchange rate	$0.7407	$0.7640

        The table below sets out the estimated approximate sensitivity of the Company's 2012 estimated total cash costs per ounce to a change in metal price and exchange rate assumptions:

Change in variable(i)	Impact on total cash costs ($/oz.)
$1/oz Silver	$5
$100/per tonne of Zinc	$3
$100/per tonne of Copper	$1
1% C$/US$	$7
1% Euro/US$	$1

(i)
The sensitivities presented are based on the production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Risk Profile — Metal Price and Foreign Currency" and "Risk Profile — Financial Instruments". Please see "Results of Operations — Production Costs" for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

        In 2012, Agnico-Eagle expects expenditures of $106.3 million on minesite exploration, grassroots exploration and corporate development $61.9 million is expected to spent on grassroots exploration outside of the Company's currently contemplated mining areas in Canada, Latin America, Finland and the United States. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. In addition, when it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling to further delineate the ore body on such property are capitalized. In 2012, the Company expects to capitalize $39.9 million on drilling related to further delineating ore bodies and converting resources into reserves.

Other Expenses

        Cash general and administrative expenses are not expected to increase significantly in 2012; however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the Company in 2012. In 2012, provincial capital taxes are expected to be nil since the Ontario provincial capital tax was eliminated on July 1, 2010 and Quebec capital tax was eliminated at the end of 2010. Amortization is expected to be approximately $265.6 million in 2012. Interest expense in 2012 is expected to be approximately $48.1 million due to long-term debt and standby fees associated with the $1.2 billion credit facility and the $600 million Notes. The Company's effective tax rate is expected to be approximately 35% to 40% in 2012 compared to an effective rate of 26.9% in 2011. The 2011 effective rate was due to the factors mentioned in "Results of Operations — Income and Mining Taxes" above.

Capital Expenditures

        Agnico-Eagle's gold growth program remains well funded. Capital expenditures, including construction and development costs, sustaining capital and capitalized exploration costs, are expected to total approximately $382.3 million in 2012. During 2012, the Company expects to generate internal cash flow from the sale of 875,000 - 950,000 ounces of gold and the associated byproduct metals. The major components of the 2012 capital expenditures program are as follows:

  •
  $88.5 million in sustaining capital expenditures related to the Meadowbank mine;

  •
  $74.8 million in sustaining capital expenditures related to the LaRonde mine;

  •
  $52.0 million in capital expenditures related to construction and development of the Meliadine project;

  •
  $51.9 million in sustaining capital expenditures related to the Kittila mine;

  •
  $44.5 million in capitalized drilling expenditures;

  •
  $42.9 million in capital expenditures related to the Pinos Altos mine;

  •
  $10.2 million in sustaining capital expenditures related to the Lapa mine; and

  •
  $3.5 million in capital expenditures related to construction and development at the La India project.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Risk Profile

        The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines, and several of the Company's mines have received safety and development awards for excellence in this regard. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety, and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        The Company also mitigates some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information — Risk Factors" in the Form 20-F.

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $1,500 per ounce;

  •
  Silver — $30.00 per ounce;

  •
  Zinc — $1,800 per tonne;

  •
  Copper — $7,000 per tonne;

  •
  Canadian dollar/US dollar — C$1.00 per $1.00; and

  •
  Euro/US dollar — €0.74 per $1.00.

        Changes in the market price of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the exchange rates are due to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2011, the ranges of metal prices and exchange rates were as follows:

  •
  Gold: $1,308 — $1,921 per ounce, averaging $1,571 per ounce;

  •
  Silver: $26 — $50 per ounce, averaging $35 per ounce;

  •
  Zinc: $1,720 — $2,569 per tonne, averaging $2,189 per tonne;

  •
  Copper: $6,722 — $10,180 per tonne, averaging $8,813 per tonne;

  •
  Canadian dollar/US dollar: C$0.9407 — C$1.0658 per $1, averaging C$0.9893 per $1; and

  •
  Euro/US dollar: €0.6693 — €0.7777 per $1, averaging €0.7183 per $1.

        The following table sets out the estimated impact on 2012 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2011 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2012.

Changes in variable	Impact on total cash costs per ounce
Silver	$14
Zinc	$6
Copper	$4
Canadian dollar/US dollar	$74
Euro/US dollar	$10

        In order to mitigate the impact of fluctuating byproduct metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and byproduct metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum byproduct metal prices while maintaining full exposure to gold price. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance the realized byproduct metal prices. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure.

From time to time the Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as these do not give rise to cash exposure. The Company's foreign currency derivative strategy includes the use of purchased puts, sold calls, collars and forwards. The Company's policy does not allow speculative trading.

Cost Inputs

        The Company also considers and may enter into risk management strategies to mitigate price risk on certain consumables (including, but not limited to, energy). These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

        The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on its credit facility and its investment portfolio. Drawdowns on the credit facility are used, primarily, to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2011, the Company had drawn down $320.0 million on the credit facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2011, short-term investments amounted to $6.6 million.

        Amounts drawn under the credit facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2011, there were no interest rate derivative instruments in place.

Financial Instruments

        The Company, from time to time, enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, collars and forwards.

        Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value will affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

Operational Risk

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, ground conditions, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        The Company's gold production and operating margin has diversified over the last three years, reflecting the transition from one mine to five mines. In 2011, the Meadowbank mine accounted for approximately 27% of the Company's gold production, and will continue to account for a significant portion of gold production through 2017. The table below outlines forecasted estimated payable gold production per mine for 2012:

	Estimated Payable Production (oz)	Estimated Payable Production (%)
LaRonde mine	150,000 - 165,000	17
Lapa mine	95,000 - 105,000	11
Meadowbank mine	280,000 - 310,000	32
Kittila mine	150,000 - 160,000	17
Pinos Altos mine	200,000 - 210,000	23

Total	875,000 - 950,000	100

        Mining is a complex and unpredictable business and, therefore, the Company provides a range of expected production. While this is the expected range of production, actual production may fall outside this range. Any adverse condition affecting mining or milling conditions may have a material adverse effect on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

        The Company's gold production may fall below estimated levels as a result of occurrences such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a grinding mill. In addition, production may be reduced if, during the course of mining or processing, unfavourable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. In seven of the last nine years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; and increased stress levels in a sill pillar, requiring the temporary closure of production sublevels in 2005. In 2008, gold production was 276,762 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction was primarily a result of delays in the commencement of production at the Goldex mine and the Kittila mine, mainly due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. In 2009, gold production was 492,972 ounces, down from the Company's initial estimate of 590,000 ounces, primarily as a result of delays in the commencement of production at the Kittila mine due to issues with the autoclave and at the Pinos Altos mine resulting from problems in commissioning the dry tailings filter presses and dilution issues at the Lapa mine. In 2010, gold production was 987,609 ounces, slightly below the estimate of 1,000,000 ounces, largely due to the slower than anticipated ramp-up at the Meadowbank mine, along with lower than expected grades at the LaRonde and Lapa mines in the fourth quarter. In 2011, gold production was 985,460 ounces, significantly below estimates due primarily to the unexpected suspension of mining operations and gold production at the Goldex mine on October 19, 2011, a temporary production disruption at the Meadowbank mine due to a fire in its kitchen facilities, and to lower than expected grades and throughput at the LaRonde mine. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

        The LaRonde mine extension is one of the deepest operations in the Western Hemisphere, with an expected maximum depth of 3,110 metres. The operations of the LaRonde mine extension rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde mine. The depth of the operations could pose significant challenges to the Company, such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The continued sustaining development of the LaRonde mine extension is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes, and engineering and mine design adjustments. These occurrences may result in operational delays and in additional costs being incurred by the Company beyond those budgeted.

        The figures for mineral reserves and mineral resources published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on, among other things, assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties based on, among other things, a $1,255 per ounce gold price. Monthly average gold prices have been above $1,255 per ounce since October 2010. Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

        The Company's operations include a mine in Finland and a mine in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        The Company's Meadowbank mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company built a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine, the Company's operations will be constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank mine must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank mine. Furthermore, if major equipment fails, any items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations.

Regulatory Risk

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Outstanding Securities

        The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 12, 2012 were exercised:

Common shares outstanding at March 12, 2012	170,928,545
Employee stock options	11,657,901
Warrants	8,600,000

191,186,446

Human Capital and the Environment

        The Company believes that its people provide it with a distinct competitive advantage and are one of its key operating strengths. Agnico-Eagle recognizes the importance of its employees and strives to provide a corporate culture that is based on the principle that every person has the right to be treated with dignity and respect and operates as a partnership based on mutual respect, commitment and dedication to excellence. The employees of Agnico-Eagle have responded with strong loyalty and performance. As a result of their ideas and efforts, efficiency has improved, gold production has increased and the Company's safety record remains strong. From exploration through mining, the Company works hard to preserve and protect the natural environment by implementing sound environmental management systems and processes at all stages of its business and by pursuing continuous improvement in its environmental performance. The Company's operations are required to meet and, where practicable, exceed relevant laws, regulations and standards. In 2011, the Company continued to build upon these philosophies.

Health, Safety and Environmental Management System

        In 2011, the Company continued to develop and implement a formal Health, Safety and Environmental Management System at all of its mining operations. The Company has purchased software to support implementation of a management system. This software has wide spread use in the Canadian mining industry and is consistent with the ISO 14001 Environmental Management System and the OHSAS 18001 Health and Safety Management System. The software is being rolled out in phases or modules with the development being led by an internal implementation committee composed of Environmental, Health and Safety and training professionals at each of the Company's operating mines. The first modules implemented included: incident investigation and follow-up; documentation control and training.

        The incident investigation and follow up module covers accident investigations and environmental incident investigations and it provides a formalized system to ensure that recommended remedial actions are pursued. It allows for common incident and accident data to be stored, facilitating trend interpretation such as common causes or circumstances to be identified and interpreted. The document control module provides a platform for the management of all Company procedures, policies, job procedures and management plans. The module provides a means for control over the most recent versions of each of these documents including a means for controlling future modifications. The training module provides a platform to manage all of the Company's training. The Company intends to implement additional modules including: legal and permit management, audit and inspection management, local safety meetings, communication management, and standard non-conformance

International Cyanide Management Code

        The Company became a signatory to the Cyanide Code in September 2011 and is seeking to have three operations audited and certified to the Cyanide Code by an independent third party within the three-year deadline: the Kittila mine, the Pinos Altos mine and the Meadowbank mine.

Mine Rescue

        The Company has developed emergency response capacity at each of its operating divisions. The training of personnel to respond to all forms of emergencies remains a key element of the health and safety programs across the Company. In 2011, five of the mines competed in mine rescue competitions. The team from the Goldex mine won four of five events in the Quebec competition and was recognized with the overall title of being the best mine rescue team in Quebec. At the same competition, the LaRonde mine won the fifth event. The Pinos Altos mine rescue team participated in its local competition and substantially improved its results from last year. The Meadowbank mine competed for the first time at the Territories Mine Rescue Competition and won two of the six events it competed in. At the Kittila mine, the mine rescue teams were created and commenced training in 2010 and are now the only accredited mine rescue teams in Finland. The two team trainers are employees of the Kittila mine and were trained to be mine rescue trainers in Sudbury, Ontario.

        While the fire that destroyed the kitchen facilities at the Meadowbank mine proved challenging, it showed the strength of the Meadowbank team as they pulled together to overcome a difficult situation. The Emergency Response Team acted quickly and no injuries incurred.

Towards Sustainable Mining ("TSM"):

        In December 2010, the Company became a member of the Mining Association of Canada ("MAC") and fully endorsed its TSM initiative. TSM was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management, energy and GHG emissions management, tailings management, biodiversity conservation management, health and safety, aboriginal relations and community outreach. The program has been acknowledged as an important industry initiative by several leading organizing including Five Winds International and Canadian Business for Social Responsibility. In 2011, the Company trained all its divisions on the implementation of the TSM initiative.

Safety Card Implementation

        The Company has implemented a workplace safety card system across the organization to strengthen the risk-based training program. Developed by the Quebec Mining Association, the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet every day to discuss on-the-job health and safety matters. The safety card system allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

The LaRonde, Lapa, Goldex, and Meadowbank Mines — Canada

        During the year, the Goldex mine received a notice of infraction for exceeding the total suspended solids (TSS) concentration in the effluent of the South Tailings pond. The site is taking corrective measures to increase the retention time in the sedimentation pond and allow the solids to settle. No financial fines or penalties were levied at the Goldex mine and all other Abitibi divisions were in full compliance.

        On October 19, 2011, underground mining operations were suspended at the Goldex mine. This action was taken following recommendation from geotechnical experts in order to investigate instability of the rock formation that lies between the surface and the ore body.

        The LaRonde, Lapa and Goldex mines have agreed to participate in a pilot program named BNQ21000. This program is a Quebec-based initiative that encourages small, medium and large companies in the province to introduce sustainable development principles into their business practices. The program was developed by the Quebec Standards Office (Bureau de Normalisation du Québec), a government agency. This program is a result of the adoption by the Quebec government of the Sustainable Development Act in 2006. This pilot program will continue until the end of 2012.

        Agnico-Eagle was recognized in 2011 by the Rouyn-Noranda Chamber of Commerce and Industry with an Extra Award for its commitment to community-focused initiatives and organizations through its sponsorship and donations program. The Extra Award was presented during the Chamber's Annual awards ceremony honoring local companies for their socio-economic contributions toward the development of the City of Rouyn-Noranda, Quebec Canada.

        In 2011, the Goldex mine was awarded the highest recognition for its waste management programs from Quebec's province-wide recycling program, "ICI ON RECYCLE!". This program led by RECYC-Quebec in partnership with the Abitibi-Témiscamingue Regional Environmental Council ("CREAT") recognises outstanding performance in recycling. The program encourages Quebec businesses, communities and organizations to establish a proactive waste management program and promote proper recycling programs. The ICI ON RECYCLE! certification program has several levels of recognition from Levels 1, 2 or 3 with Level 3 being the highest. The Goldex mine was the first industrial company to be awarded a Level 3 performance. To achieve a Level 3, an organization must obtain an overall recovery rate of 80%.

        In March, 2011, the Company was saddened to report the death of an employee of an AEM contractor. The fatal accident happened when the worker was hit by an underground scoop loader on Level 278 of the LaRonde mine. Following this fatal accident, investigations were undertaken by Quebec's Commission de la santé et de la sécurité du travail and by the LaRonde mine's joint Health and Safety Committee. Both investigations identified similar corrective measures to raise safety awareness among the Company employees and contractors, and improve current work procedures. These measures included: enhance safety training for all employees and contractors; improve field-of-vision for equipment operators in cooperation with equipment manufacturers; and proceed with testing of new human detection technology on underground equipment. Full implementation of these corrective measures was done to prevent re-occurrences.

        In 2011, fifteen supervisors from the LaRonde, Lapa and Goldex mines were recognized by the Quebec Mining Association for achieving more than 50,000 hours without having any compensable accidents on their work teams. One supervisor from the Goldex mine achieved more than 250,000 hours without a compensable accident.

        In January of 2011, an employee at the Meadowbank mine sustained serious injuries as a result of a fall from a ladder while conducting maintenance work in the concentrator building. Sadly, the nature of his injuries was severe enough to cause permanent disability and paralysis. The accident was investigated by the Workers' Safety and Compensation Commission Northwest Territories & Nunavut, as well as our own joint Health and Safety Committee. Recommendations from the investigations were shared with all of the Company's divisions. As a follow-up to this serious accident, the Company is working very closely with its employee to ensure that at the appropriate time in his recovery, he is able to return to work at the Meadowbank mine.

        At the Meadowbank mine, the Company worked with various local authorities to develop key training initiatives in support of our goal to eventually hire 100% of our workforce from the local region. Currently, about 40% of the Meadowbank mine workforce is drawn from Inuit beneficiaries of the Kivalliq Region of Nunavut. These employees come from all seven of the communities in the Kivalliq Region — Arviat, Baker Lake, Chesterfield Inlet, Coral Harbour, Rankin Inlet, Repulse Bay and Whale Cove. The local employees are transported to the mine site at the Company's expense in order to ensure employment opportunities are equally available across the region.

Kittila Mine — Finland

        At the Kittila mine, the Company has implemented a waste rock management system to segregate potentially acid-generating rock and to control its placement within the waste rock pile. The mine segregates its mill tailings into two streams: flotation tailings that have had no contact with cyanide and cyanide leach tailings.

This ensures that only a relatively small portion of the tailings have had any contact with cyanide. The tailings are stored in separate lined containment areas and the cyanide leach tailings pass through a cyanide destruction circuit before leaving the mill. This significantly reduces the risk of environmental harm in the event of a system failure.

        In 2011, the tailings management area was expanded and the expansion placed in service. The mine also initiated an environmental impact assessment in support of permit renewal.

Pinos Altos Mine — Mexico

        The Mexico division continued its progression to achieve maximum local employment at the mine. In 2011, more than 99% of the Pinos Altso mine's workforce was from Mexico, primarily from the northern states of Chihuahua, Sonora and Sinaloa. The bulk of people hired from the northern states — 68% compared to 63% last year are drawn directly from communities within a 10 kilometer radius of the mine. In addition, the large majority of the Pinos Altos mine management team comes from Mexico.

        For each of the past four years, the Company's Mexico Division has received certification as a Socially Responsible Company from the Mexican Center for Philanthropy (Centro Mexicano para a Filantropia) and the Alliance for Social Responsibility of Enterprises (Alianza por la Responsabilidad Social Empresarial de Mexico).

        For the third consecutive year, the Pinos Altos mine also earned the distinction awarded by the Mexican Government of being an equal opportunity employer in Mexico, specifically for providing equality of women's rights in the workplace. The Company is in the process of implementing the Gender Equity Model, which is coordinated through the National Women's Institute in Mexico and involves external auditing of the Company's gender equality performance and of the systems in place to promote gender equality in the workplace.

        In 2011, following the certification of the Pinos Altos Mine as a "Clean Industry" by the Federal office for Environmental Protection, work started to obtain this same certification for the Mascota deposit operations at Pinos Altos.

        The Company continued to support a number of community health and educational initiatives in the region surrounding the Pinos Altos mine. These include initiatives such as the provision of funding for the purchase of equipment and for a facility to establish a local clothing manufacturer with the goal of becoming a supplier to the mining industry. Material was donated for the construction of new classrooms or for the repair of existing classrooms.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, deferred tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its audited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties, Plant and Equipment and Mine Development Costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

        Agnico-Eagle records amortization on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achievement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for possible impairment, when impairment factors exist, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

        Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

        The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to earnings.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. The Company has recorded adjustments for changes in estimates of the AROs at our operating mines in 2011. AROs arise from the acquisition, development, construction and operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows. In either case, any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense.

        Environmental remediation liabilities are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction, or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with environmental remediation liabilities arising from past acts.

        Other environmental remediation costs that are not AROs or environmental remediation liabilities as defined by ASC 410 — Asset Retirement and Environmental Obligations and 410-30 — Environmental Obligations, respectively, are expensed as incurred.

Deferred Tax Assets and Liabilities

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, deferred income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

        During the second quarter of 2010, the Company executed the newly enacted Quebec foreign currency election to commence using the U.S. dollar as its functional currency for Quebec income tax purposes. As the related tax legislation was enacted in the second quarter of 2010, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.8 million for the year ended December 31, 2010.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of byproduct metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs as well. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income (loss) or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income (loss) or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income per share.

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine. Please refer to notes (ii) and (iii) of the "Reconciliation of Total Cash Costs per Ounce of Production to Production Costs by Mine" section for a discussion of stripping costs with regards to "cash costs".

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

Comprehensive Income

        In June 2011, ASC guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update requires certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. In December 2011, updated guidance was issued to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income until the FASB is able to reconsider those paragraphs. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

Fair Value Accounting

        In May 2011, ASC guidance was issued related to disclosures around fair value accounting. The updated guidance clarifies different components of fair value accounting including the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and disclosing quantitative information about the unobservable inputs used in fair value measurements that are categorized in Level 3 of the fair value hierarchy. The update is effective for the Company's fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Goodwill Impairment

        In September 2011, ASC guidance was issued related to testing goodwill for impairment. Under the updated guidance, entities are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test per Topic 350. Previous guidance required an entity to test goodwill for impairment, on at least an annual basis, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit is less than its carrying amount, then the second step of the test would be performed to measure the amount of the impairment loss, if any. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The update is effective for the Company's fiscal year beginning January 1, 2012, with earlier application permitted. The Company does not expect the updated guidance to have a significant impact on the consolidated financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

        In November 2011, ASC guidance was issued related to disclosures around offsetting financial instrument and derivative instrument assets and liabilities. Under the updated guidance, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statements of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning January 1, 2013. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

        Based on recent guidance from the Canadian Securities Administrators and the SEC, as a Canadian issuer and existing US GAAP filer, the Company will continue to be permitted to use US GAAP as its principal basis of accounting. The SEC has not yet committed to a timeline which would require the Company to adopt International Financial Reporting Standards ("IFRS"). A decision to voluntarily adopt IFRS has not been made.

        An IFRS project group and a steering committee have been established by the Company and a high level project plan has been formulated. The implementation of IFRS would be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implement IFRS in daily business.

        The initial diagnostics phase has been completed, and the detailed IFRS analysis has commenced. A report has been prepared with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS. The key areas for the diagnostics work was to review the consolidated financial statements of the Company to obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

Mineral Reserve Data

        The preparation of the information set forth below with respect to the mineral reserves at the LaRonde mine (which includes mineral reserves at the LaRonde mine extension), the Goldex, Kittila, Lapa, Pinos Altos and Meadowbank mines and the Meliadine project has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

        The assumptions used for the 2011 mineral reserves and resources estimate reported by the Company in this MD&A were based on three-year average prices for the period ending December 31, 2011 of $1,255 per ounce gold, $23 per ounce silver, $0.91 per pound zinc, $3.25 per pound copper, $0.95 per pound lead and exchange rates of C$1.05 per $1.00, 12.86 Mexican pesos per $1.00 and $1.37 per €1.00.

Property	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
Lapa mine	1,044,000	6.45	217,000
Kittila mine	702,000	5.09	115,000
Meadowbank mine	1,931,000	1.49	92,000
Pinos Altos mine	1,987,000	1.83	117,000
LaRonde mine	5,331,000	2.60	445,000
Meliadine project	34,000	7.31	8,000
Total Proven Reserve	11,029,000	2.80	994,000
Probable Reserve
Lapa mine	1,340,000	6.61	285,000
LaRonde mine	27,901,000	4.74	4,255,000
Kittila mine	33,862,000	4.65	5,062,000
Meadowbank mine	22,563,000	2.91	2,109,000
Pinos Altos mine	44,792,000	2.07	2,986,000
Meliadine project	12,434,000	7.18	2,869,000
Bousquet	3,165,000	1.88	191,000
Total Probable Reserve	146,057,000	3.78	17,757,000
Total Proven and Probable Reserve	157,086,000	3.71	18,750,000

Notes:

(1)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve; tonnage and contained gold quantities are rounded to the nearest thousand.

(2)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in the Form 20-F under the caption "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserve and Resource", the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005, the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006, the Technical Report on the July 31, 2008 Mineral Resource and Mineral Reserve Estimate of the Kittila mine Project, Finland filed with the Canadian securities regulatory authorities on SEDAR December 11, 2008, the Technical Report on the Mineral Resources and Mineral Reserves dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR December 15, 2008, Pinos Altos Gold-Silver Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as at December 31, 2008 filed with Canadian securities regulatory authorities March 25, 2009 and the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate for the Meliadine project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR March 8, 2011.

 SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	Three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total 2010
Operating margin
Revenues from mining operations	$237,583	$347,456	$398,478	$439,004	$1,422,521
Production costs	118,227	166,573	196,674	195,998	677,472

Operating margin	$119,356	$180,883	$201,804	$243,006	$745,049
Income contribution analysis
LaRonde mine	$45,388	$43,614	$48,722	$65,516	$203,240
Goldex mine	26,423	42,635	44,349	50,122	163,529
Kittila mine	11,470	16,625	26,838	17,467	72,400
Lapa mine	21,273	20,204	17,764	25,477	84,718
Pinos Altos mine	12,631	22,626	15,089	34,998	85,344
Meadowbank mine	2,171	35,179	49,042	49,426	135,818

Operating margin	119,356	180,883	201,804	243,006	745,049
Amortization	30,503	44,003	48,145	69,835	192,486
Corporate expenses	47,579	28,331	(9,818)	51,268	117,360

Income before tax	41,274	108,549	163,477	121,903	435,203
Income and mining taxes	18,942	8,189	42,016	33,940	103,087

Net income for the period	$22,332	$100,360	$121,461	$87,963	$332,116

Net income per share — basic	$0.14	$0.64	$0.73	$0.53	$2.05
Net income per share — diluted	$0.14	$0.63	$0.71	$0.51	$2.00
Cash flows
Operating cash flow	$74,491	$161,574	$156,829	$90,576	$483,470
Investing cash flow	$(119,329)	$(116,826)	$(163,798)	$(123,353)	$(523,306)
Financing cash flow	$(1,646)	$(10,422)	$531	$(10,408)	$(21,945)
Realized prices
Gold (per ounce)	$1,111	$1,222	$1,235	$1,387	$1,250
Silver (per ounce)	$17.87	$19.29	$20.53	$31.96	$22.56
Zinc (per tonne)	$2,235	$1,890	$2,151	$2,391	$2,165
Copper (per tonne)	$7,288	$6,581	$8,689	$10,311	$8,182
Payable production:(i)
Gold (ounces)
LaRonde mine	45,036	41,533	37,832	38,405	162,806
Goldex mine	42,269	48,334	50,672	43,111	184,386
Kittila mine	24,547	31,593	40,344	29,721	126,205
Lapa mine	31,553	28,927	27,687	29,289	117,456
Pinos Altos mine	26,228	29,665	35,248	39,289	130,431
Creston Mascota deposit at Pinos Altos	—	—	—	666	666
Meadowbank mine	18,599	77,676	93,395	75,990	265,659

	188,232	257,728	285,178	256,471	987,609

Silver (ounces in thousands)
LaRonde mine	875	860	1,080	766	3,581
Pinos Altos mine	222	248	290	427	1,185
Creston Mascota deposit at Pinos Altos	—	—	—	—	—
Meadowbank mine	2	12	18	14	46

	1,099	1,120	1,388	1,207	4,812
Zinc (LaRonde mine) (tonnes)	14,224	18,465	14,915	14,939	62,544
Copper (LaRonde mine) (tonnes)	1,052	1,056	1,181	935	4,224
Payable metal sold:
Gold (ounces)
LaRonde mine	45,240	41,666	36,979	39,896	163,781
Goldex mine	37,863	48,310	49,117	48,067	183,357
Kittila mine	30,674	28,588	41,655	28,722	129,639
Lapa mine	34,193	31,920	25,846	31,177	123,136
Pinos Altos mine	20,965	30,634	31,759	39,156	122,514
Meadowbank mine	7,103	70,182	93,495	79,849	250,629

	176,038	251,300	278,851	266,867	973,056

(i)
Payable production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	Three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total 2011
Operating margin
Revenues from mining operations	$412,068	$433,691	$520,537	$455,503	$1,821,799
Production costs	198,567	212,754	237,190	227,567	876,078

Operating margin	213,501	220,937	283,347	227,936	945,721
Income contribution analysis
LaRonde mine	48,983	46,017	59,081	34,581	188,662
Goldex mine	40,333	46,739	48,974	24,677	160,723
Kittila mine	27,831	18,934	34,751	33,619	115,135
Lapa mine	19,178	27,737	28,286	23,736	98,937
Pinos Altos mine	47,259	52,568	65,777	67,111	232,715
Meadowbank mine	29,917	28,942	46,478	44,212	149,549

Operating margin	213,501	220,937	283,347	227,936	945,721
Amortization	61,929	59,235	67,104	73,513	261,781
Impairment Loss	—	—	—	907,681	907,681
Loss on Goldex	—	—	298,183	4,710	302,893
Corporate expenses	74,210	56,936	28,644	92,204	251,994

Income (loss) before tax	77,362	104,766	(110,584)	(850,172)	(778,628)
Income and mining taxes	32,098	35,941	(28,970)	(248,742)	(209,673)

Net income (loss) for the period	$45,264	$68,825	$(81,614)	$(601,430)	$(568,955)

Attributed to non-controlling interest	$—	$—	$—	$(60)	$(60)

Attributed to common shareholders	$45,264	$68,825	$(81,614)	$(601,370)	$(568,895)

Net income (loss) per share — basic	$0.27	$0.41	$(0.48)	$(3.53)	$(3.36)
Net income (loss) per share — diluted	$0.26	$0.40	$(0.48)	$(3.53)	$(3.36)
Cash flows
Operating cash flow	$171,043	$162,821	$197,570	$132,028	$663,462
Investing cash flow	$(89,956)	$(116,173)	$(247,772)	$(306,583)	$(760,484)
Financing cash flow	$(68,842)	$(22,180)	$29,106	$244,461	$182,545
Realized prices
Gold (per ounce)	$1,400	$1,530	$1,717	$1,640	$1,573
Silver (per ounce)	$36	$39	$37	$27	$34
Zinc (per tonne)	$2,509	$2,257	$2,166	$2,188	$1,892
Copper (per tonne)	$10,027	$8,565	$8,561	$8,510	$7,162
Payable production:(i)
Gold (ounces)
LaRonde mine	36,893	27,525	29,069	30,686	124,173
Goldex mine	38,500	41,998	40,224	14,756	135,478
Kittila mine	40,317	30,811	37,924	34,508	143,560
Lapa mine	26,914	28,552	27,881	23,721	107,068
Pinos Altos mine	48,001	51,066	52,739	52,574	204,380
Meadowbank mine	61,737	59,376	78,141	71,547	270,801

	252,362	239,328	265,978	227,792	985,460

Silver (ounces in thousands)
LaRonde mine	680	736	968	785	3,169
Pinos Altos mine	406	452	485	508	1,851
Meadowbank mine	13	13	16	18	60

	1,099	1,201	1,469	1,311	5,080
Zinc (LaRonde mine) (tonnes)	11,941	14,678	15,684	12,591	54,894
Copper (LaRonde mine) (tonnes)	817	666	731	1,002	3,216
Payable metal sold:
Gold (ounces)
LaRonde mine	37,459	28,589	26,729	31,342	124,119
Goldex mine	41,895	41,564	37,380	20,863	141,702
Kittila mine	40,698	29,794	36,745	37,769	145,006
Lapa mine	25,776	29,749	27,955	23,854	107,334
Pinos Altos mine	45,484	48,847	54,297	55,611	204,239
Meadowbank mine	61,928	58,767	74,416	78,579	273,690

	253,240	237,310	257,522	248,018	996,090

(i)
Payable production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

 FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

(thousands of United States dollars, except where noted)

	2011		2010		2009		2008		2007
Revenues from mining operations		$1,821,799		$1,422,521		$613,762		$368,938		$432,205
Interest, sundry income and gain on available-for-sale securities		(5,167)		94,879		26,314		(37,465)		29,230

		1,816,632		1,517,400		640,076		331,473		461,435
Costs and expenses		2,595,260		1,082,197		532,038		235,482		302,157

Income (loss) before income taxes		(778,628)		435,203		108,038		95,991		159,278
Income and mining taxes		(209,673)		103,087		21,500		22,824		19,933

Net income (loss)		$(568,955)		$332,116		$86,538		$73,167		$139,345

Attributed to non-controlling interest		$(60)		$—		$—		$—		$—

Attributed to common shareholders		$(568,895)		$332,116		$86,538		$73,167		$139,345

Net income (loss) per share — basic		$(3.36)		$2.05		$0.55		$0.51		$1.05
Net income (loss) per share — diluted		$(3.36)		$2.00		$0.55		$0.50		$1.04
Operating cash flow		$663,462		$483,470		$115,106		$121,175		$246,329
Investing cash flow		$(760,484)		$(523,306)		$(587,611)		$(917,549)		$(373,099)
Financing cash flow		$182,545		$(21,945)		$559,818		$558,072		$126,508
Dividends declared per share		$—		$0.64		$0.18		$0.18		$0.18
Capital expenditures		$482,831		$511,641		$657,175		$908,853		$523,793
Average gold price per ounce realized		$1,573		$1,250		$1,024		$879		$748
Average exchange rate — C$ per $	C$	0.9893	C$	1.0301	C$	1.1415	C$	1.0669	C$	1.0738
Weighted average number of common shares outstanding (in thousands)		169,353		162,343		155,942		144,741		132,768
Working capital (including undrawn credit lines)		$1,472,300		$1,491,471		$598,581		$508,335		$751,587
Total assets		$5,026,564		$5,500,351		$4,427,357		$3,378,824		$2,735,498
Long-term debt		$920,095		$650,000		$715,000		$200,000		$—
Shareholders' equity		$3,215,163		$3,665,450		$2,751,761		$2,517,756		$2,058,934
Operating Summary
LaRonde mine
Revenues from mining operations		$398,609		$392,386		$352,221		$330,652		$432,205
Production costs		209,947		189,146		164,221		166,496		166,104

Gross profit (exclusive of amortization shown below)		$188,662		$203,240		$188,000		$164,156		$266,101
Amortization		31,089		30,404		28,392		28,285		27,757

Gross profit		$157,573		$172,836		$159,608		$135,871		$238,344

Tonnes of ore milled		2,406,342		2,592,252		2,545,831		2,638,691		2,673,463
Gold — grams per tonne		2		2		3		3		3
Gold production — ounces		124,173		162,806		203,494		216,208		230,992
Silver production — ounces (in thousands)		3,169		3,581		3,919		4,079		4,920
Zinc production — tonnes		54,894		62,544		56,186		65,755		71,577
Copper production — tonnes		3,216		4,224		6,671		6,922		7,482
Total cash costs (per ounce):
Production costs		$1,691		$1,162		$807		$770		$719
Less:
Net byproduct revenues		(1,562)		(1,180)		(699)		(658)		(1,082)
Inventory adjustments		(19)		19		1		—		4
Accretion expense and other		(33)		(8)		(6)		(6)		(6)

Total cash costs (per ounce)(i)		$77		$(7)		$103		$106		$(365)

Minesite costs per tonne(i)	C$	84	C$	75	C$	72	C$	67	C$	66

(i)
Total cash costs per ounce and minesite costs per tonne are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2011		2010		2009		2008		2007
Goldex mine
Revenues from mining operations		$217,662		$225,090		$142,493		$38,286		$—
Production costs		56,939		61,561		54,342		20,366		—

Operating margin		$160,723		$163,529		$88,151		$17,920		$—
Amortization		16,910		21,428		21,716		7,250		—

Gross profit		$143,813		$142,101		$66,435		$10,670		$—

Tonnes of ore milled		2,476,515		2,781,564		2,614,645		1,118,543		—
Gold — grams per tonne		1.79		2.21		1.98		1.86		—
Gold production — ounces		135,478		184,386		148,849		57,436		—
Total cash costs (per ounce):
Production costs		$420		$333		$365		$430		$—
Less:
Net byproduct revenues		3		4
Inventory adjustments		(21)		(1)		3		(9)		—
Accretion expense and other		(1)		(1)		(1)		(2)		—

Total cash costs (per ounce)(i)		$401		$335		$367		$419		$—

Minesite costs per tonne(i)	C$	21	C$	22	C$	23	C$	27	C$	—

Lapa mine
Revenues from mining operations		$167,536		$150,917		$43,409		$—		$—
Production costs		68,599		66,199		33,472		—		—

Operating margin		$98,937		$84,718		$9,937		$—		$—
Amortization		37,954		31,986		9,906		—		—

Gross profit		$60,983		$52,732		$31		$—		$—

Tonnes of ore milled		620,712		551,739		299,430		—		—
Gold — grams per tonne		6.62		8.26		7.29		—		—
Gold production — ounces		107,068		117,456		52,602		—		—
Total cash costs (per ounce):
Production costs		$641		$564		$636		$—		$—
Less:
Net byproduct revenues		6		5		—		—		—
Inventory adjustments		6		(40)		115		—		—
Accretion expense and other		(3)		—		—		—		—

Total cash costs (per ounce)(i)		$650		$529		$751		$—		$—

Minesite costs per tonne(i)	C$	110	C$	114	C$	140	C$	—	C$	—

Kittila mine
Revenues from mining operations		$225,612		$160,140		$61,457		$—		$—
Production costs		110,477		87,740		42,464		—		—

Operating margin		$115,135		$72,400		$18,993		$—		$—
Amortization		26,574		31,488		10,909		—		—

Gross profit		$88,561		$40,912		$8,084		$—		$—

Tonnes of ore milled		1,030,764		960,365		563,238		—		—
Gold — grams per tonne		5.11		5.41		5.02		—		—
Gold production — ounces		143,560		126,205		71,838		—		—
Total cash costs (per ounce):
Production costs		$770		$695		$648		$—		$—
Less:
Net byproduct revenues		1		2		—		—		—
Inventory adjustments		(10)		(38)		24		—		—
Accretion expense and other		(1)		(2)		(4)		—		—
Stripping costs (capitalized vs expensed)		(21)		—		—		—		—

Total cash costs (per ounce)(i)		$739		$657		$668		$—		$—

Minesite costs per tonne(i)		€75		€66		€54		€—		€—

(i)
Total cash costs per ounce and minesite costs per tonne are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2011		2010		2009		2008		2007
Pinos Altos mine
Revenues from mining operations		$378,329		$175,637		$14,182		$—		$—
Production costs		145,614		90,293		11,819		—		—

Operating margin		$232,715		$85,344		$2,363		$—		$—
Amortization		36,989		21,577		1,524		—		—

Gross profit		$195,726		$63,767		$839		$—		$—

Tonnes of ore milled		4,509,407		2,318,266		227,394		—		—
Gold — grams per tonne		1.80		1.95		1.08		—		—
Gold production — ounces		204,380		130,431		16,189		—		—
Total cash costs (per ounce):
Production costs		$712		$692		$1,227		$—		$—
Less:
Net byproduct revenues		(297)		(192)		(65)		—		—
Inventory adjustments		9		22		(556)		—		—
Accretion expense and other		(6)		(6)		(10)		—		—
Stripping Costs (capitalized vs. expensed)		(119)		(91)		—		—		—

Total cash costs (per ounce)(i)		$299		$425		$596		$—		$—

Minesite costs per tonne(i)		$27		$35		$28		$—		$—

Meadowbank mine
Revenues from mining operations		$434,051		$318,351		$—		$—		$—
Production costs		284,502		182,533		—		—		—

Operating margin		$149,549		$135,818		$—		$—		$—
Amortization		112,624		55,604		—		—		—

Gross profit		$36,925		$80,214		$—		$—		$—

Tonnes of ore milled		2,977,722		2,000,792		—		—		—
Gold — grams per tonne		3.02		4.34		—		—		—
Gold production — ounces		270,801		265,659		—		—		—
Total cash costs (per ounce):
Production costs		$1,051		$690		$—		$—		$—
Less:
Net byproduct revenues		(2)		(2)		—		—		—
Inventory adjustments		(6)		26		—		—		—
Accretion expense and other		(7)		(5)		—		—		—
Stripping Costs (capitalized vs. expensed)		(36)		(16)		—		—		—

Total cash costs (per ounce)(i)		$1,000		$693		$—		$—		$—

Minesite costs per tonne(i)	C$	91	C$	95	C$	—	C$	—	C$	—

(i)
Total cash costs per ounce and minesite costs per tonne are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".